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                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                (Amendment No. __)*


                     AIRFUND I International Limited Partnership
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                                  (Name of Issuer)

                   Units Representing Limited Partnership Interest
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                           (Title of Class of Securities)

                                       None
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                                   (CUSIP Number)

                        Gary D. Engle, President, ONCI Corp.
                    88 Broad Street, Boston, Massachusetts 02110
                                   (617)854-5800
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              (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                  January 30, 1998
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               (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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                              SCHEDULE 13D

CUSIP No.  None                                             Page 2 of 5 Pages


 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Old North Capital Limited Partnership

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)/ /   (b)/ /

 3.  SEC USE ONLY

 4.  SOURCE OF FUNDS
     WC

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                            / /

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts

NUMBER OF     7.  SOLE VOTING POWER
 SHARES           205,040

BENEFICIALLY  8.  SHARED VOTING POWER
 OWNED BY         None

  EACH        9.  SOLE DISPOSITIVE POWER
REPORTING         205,040

PERSON       10.  SHARED DISPOSITIVE POWER
 WITH             None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     205,040

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                          / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.7%

14.  TYPE OF REPORTING PERSON
     PN

                              SCHEDULE 13D

CUSIP No.  None                                             Page 3 of 5 Pages


ITEM 1. SECURITY AND ISSUER

     This Statement relates to units (the "Units") representing limited partnership interest of AIRFUND I International Limited Partnership (the "Issuer"), which has its principal executive offices at 88 Broad Street, Boston, Massachusetts 02110.

ITEM 2. IDENTITY AND BACKGROUND

     The person filing this Statement is Old North Capital Limited Partnership (the "Partnership"). The Partnership is a
     Massachusetts limited partnership engaged in the business of acquiring, owning, leasing, financing, pledging and otherwise encumbering, disposing of and otherwise dealing with real and/or personal property, including economic interests in any one or more other partnerships or entities or pursuant to any contract, agreement or instrument. The general partner of the Partnership is ONC I Corp. (the "General Partner"), a
     Massachusetts corporation.  The sole activity of the General
     Partner is acting as the general partner of the Partnership.
     Gary D. Engle, James A. Coyne and Geoffrey A. MacDonald are the executive officers and directors of the General Partner;
     each of them is a U.S. citizen. Mr. Engle is President and Chief Executive Officer of Equis Corporation, the general partner of Equis Financial Group Limited Partnership ("Equis"), Mr. Coyne is Executive Vice President, Capital Markets, of Equis Corporation and
     Mr. MacDonald is Chairman of Equis Corporation. Equis is a Massachusetts limited partnership engaged primarily in the business of managing leased assets and funds holding leased assets. Mr. Engle controls the General Partner. Mr. Engle also controls the general partner of the Issuer. The business address of each of the Partnership, the General Partner and Mr. MacDonald is 88 Broad Street, Boston, Massachusetts 02110. The business address of each of Equis, Mr. Engle and Mr. Coyne is One Canterbury Green, Stamford,
     Connecticut 06901.

     During the last five years, neither the Partnership or Mr. Engle, nor, to the best knowledge of the Partnership and Mr. Engle, any of the other persons named in this Item 2, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On January 30, 1998, the Partnership acquired 200,000 Units for an aggregate cash purchase price of $422,000.00, and on February 12, 1998, the Partnership acquired 5,040 Units for an aggregate cash purchase price of $5,544.00. The source of the funds used in making the purchases was the working capital of the Partnership.

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                              SCHEDULE 13D

CUSIP No.  None                                             Page 4 of 5 Pages

Item 4. Purpose of Transaction

     The Partnership acquired the 200,000 Units and the 5,040 Units in privately-negotiated transactions that were initiated by the sellers. The Partnership did not acquire the Units with the intent of influencing the general partner of the Issuer or the business of the Issuer. The value of the Issuer's equipment portfolio decreases over time due to depreciation resulting from the age and usage of the equipment. As a result, the Issuer's fixed costs related to operating as a public entity increase as a percentage of the Issuer's equipment value. The general partner of the Issuer, which like the Partnership, is controlled by Mr. Engle, is evaluating a variety of transactions that will reduce the Issuer's prospective costs and therefore enhance the overall value of the Units. Such a transaction could involve the sale of the Issuer's remaining equipment or it could be one that would permit the consolidation of the Issuer's expenses with other similarly-organized leasing programs. The ability of the general partner of the Issuer to conclude any such transaction is conditioned on a number of factors, including the market for used equipment, the market for securities of equipment-leasing companies and the Issuer's ability to resolve its currently outstanding litigation. There are no assurances that any transaction will be effectuated.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     As of the date of this Statement, the Partnership beneficially owns 205,040 Units, representing approximately 6.7% of the outstanding Units. No other person named in Item 2 owns any Units. The Partnership has sole power to vote and to dispose of the Units owned by it.

     Except as described in Item 3 above, there have been no transactions in Units of the Issuer by the Partnership or any of the other persons identified in Item 2 above during the 60-day period prior to the date of this Statement.

     Except for the partners comprising the Partnership, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units owned by the Partnership.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.

                              SCHEDULE 13D

CUSIP No.  None                                             Page 5 of 5 Pages


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   OLD NORTH CAPITAL LIMITED
   February 12, 1998               PARTNERSHIP
--------------------------
          Date

                                   By: ONC I Corp., its general partner

                                   By: /s/ Gary D. Engle
                                       -------------------
                                       Name: Gary D. Engle
                                       Title: President